UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       NEWPORT NEWS SHIPBUILDING INC.
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                              (Name of Issuer)


                  COMMON STOCK (PAR VALUE $0.01 PER SHARE)
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                       (Title of Class of Securities)


                                 652228107
                 -----------------------------------------
                               (CUSIP Number)

                               JOHN H. MULLAN
                        NORTHROP GRUMMAN CORPORATION
                           1840 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067
                               (310) 553-6262
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             NOVEMBER 29, 1999
                 -----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

CUSIP No. 652228107                     13D

1   NAME OF REPORTING PERSON

    NORTHROP GRUMMAN CORPORATION

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    I.R.S. Identification No. 95-4840775

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           26,241,019

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         26,241,019

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,241,019

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.7%

14  TYPE OF REPORTING PERSON*

    CO

Item 1.  Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (such shares and such rights, together, (the "Newport News Common Stock"), of Newport News Shipbuilding Inc., a Delaware corporation ("Newport News"). The principal executive offices of Newport News are located at 4101 Washington Avenue, Newport News, Virginia 23607.

Item 2.  Identity and Background.

          This Statement is being filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"). The principal business address of Northrop Grumman is 1840 Century Park East, Los Angeles, California 90067. Northrop Grumman is a global defense company serving customers worldwide with technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems.

          Purchaser Corp. I, a Delaware corporation, is a direct wholly owned subsidiary of Northrop Grumman. Purchaser Corp. I is not engaged in any activity other than in connection with the acquisition of Newport News. The address of the executive offices of Purchaser Corp. I is 1840 Century Park East, Los Angeles, California 90067.

          Northrop Grumman and Purchaser Corp. I are referred to collectively as the "Reporting Persons."

          (a)-(c); (f) Information with respect to each of Northrop Grumman's directors and executive officers is set forth on Schedule I attached hereto. Each person listed on Schedule I is a citizen of the United States.

          (d)-(e) During the last five years, neither Northrop Grumman nor, to the best of its knowledge, any of Northrop Grumman's executive officers and directors listed on Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Reporting Persons acquired the Newport News Common Stock in an exchange offer completed by Purchaser Corp. I on November 29, 2001 for the exchange of either 0.7193 shares of Northrop Grumman common stock, par value $1.00 per share, or $67.50 net in cash, for each outstanding share of Newport News Common Stock (subject to the proration procedures and limitations described in the offer).

          Northrop Grumman will commence a merger through Purchaser Corp. I to acquire all Newport News shares not tendered and exchanged pursuant to the offer. Upon completion of the merger, each share of Newport News Common Stock (other than common stock owned by Newport News, Northrop Grumman or Purchaser Corp. I and Newport News Common Stock for which appraisal rights have been exercised in accordance with Delaware law) will be converted into the right to receive either 0.7193 shares of Northrop Grumman common stock or $67.50 net in cash (subject to the proration procedures and limitations described in the offer), such consideration being the same as was given in the exchange offer.

Item 4.  Purpose of the Transaction.

          (a)-(b) On November 7, 2001, Northrop Grumman, and Purchaser Corp. I entered into an Agreement and Plan of Merger (the "Merger Agreement") with Newport News Shipbuilding Inc., a Delaware corporation, a copy of which is filed as Annex C to Form S-4 Registration Statement No. 333-61506 filed with the SEC on November 13, 2001 and is incorporated herein by reference, to acquire all of the outstanding shares of Newport News Common Stock. All references herein are qualified in their entirety by reference to the Merger Agreement.

          Pursuant to the Merger Agreement, an exchange offer (the "Offer") was commenced by Northrop Grumman on May 23, 2001 for the right to receive either 0.7193 shares of Northrop Grumman common stock, par value $1.00 per share, or $67.50 net in cash, for each outstanding share of Newport News common stock, par value $0.01 per share (subject to the proration procedures and limitations described in the offer). The Offer expired at 12:00 midnight, New York City time on November 29, 2001 at which time Northrop Grumman accepted the approximately 26,241,019 shares of Newport News which had been tendered in connection with the Offer (such number of shares representing approximately 80.7% of the shares outstanding as of November 29, 2001). Following the Offer, Newport News will merge with and into Purchaser Corp. I (the "Merger"). Once the Merger is effective, Newport News will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Newport News will be merged into Purchaser Corp. I, with Purchaser Corp. I as the surviving corporation (the "Surviving Corporation").

          The purpose of the Merger is for Northrop Grumman to acquire all Newport News shares not tendered and exchanged pursuant to the Offer. As a result of the Merger, each share of Newport News Common Stock (other than common stock owned by Newport News, Northrop Grumman or Purchaser Corp. I and Newport News Common Stock for which appraisal rights have been exercised in accordance with Delaware law) will be converted into the right to receive either 0.7193 shares of Northrop Grumman common stock or $67.50 net in cash (subject to the proration procedures and limitations described in the Offer) such consideration being the same as was given in the Offer. Northrop Grumman currently anticipates that the Merger will be completed on January 16, 2002, or as promptly as practicable thereafter.

          Under the Merger Agreement, the respective obligations of Northrop Grumman, Purchaser Corp. I and Newport News to complete the Merger are subject to the satisfaction of the conditions that (1) the Merger Agreement has been adopted by the requisite vote of Newport News' stockholders, (2) completion of the Offer has occurred and (3) no party is subject to any order or injunction of a court of competent jurisdiction which prohibits the Merger.

          (c) Not applicable.

          (d) The Merger Agreement provides that, because Northrop Grumman has acquired a majority of the outstanding Newport News Common Stock pursuant to the Offer, and directly or indirectly owns a majority of the outstanding Newport News Common Stock, Northrop Grumman is entitled, upon written request to Newport News, to designate the number of directors, rounded up to the next whole number, on the Newport News board of directors so that the percentage of Northrop Grumman's designees on the Newport News board of directors will equal the percentage of the outstanding Newport News Common Stock owned by Northrop Grumman and its subsidiaries. Newport News is obligated upon that request promptly to use its reasonable efforts to cause Northrop Grumman's designees to be elected.

          (e) Other than as a result of the Merger described in Item 3 and
Item 4 above, not applicable.

          (f) Not applicable.

          (g) Pursuant to the Merger Agreement, the Amended and Restated Certificate of Incorporation and Bylaws of Purchaser Corp. I, as in effect immediately prior to the Effective Time, which are included as Annex IV to the Merger Agreement which is attached as Exhibit 1 hereto, shall constitute the Restated Certificate of Incorporation and Bylaws of Purchaser Corp. I which shall be the Surviving Corporation in the Merger (until amended in accordance with applicable laws). The name of the Surviving Corporation will be Newport News Shipbuilding Inc.

          (h) - (i) Upon consummation of the Merger, (i) the Newport News Common Stock will be delisted from trading on the New York Stock Exchange and (ii) Newport News Common Stock will be deregistered under the Securities Exchange Act of 1934 (as amended).

          (j) Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), or the Merger Agreement, neither Northrop Grumman nor, to the best of Northrop Grumman's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of
Schedule 13D (although Northrop Grumman reserves the right to develop such plans).

          References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 is qualified in its entirety by reference to the copies of the Merger Agreement, filed as Annex C to Form S-4 Registration Statement No. 333-61506 filed with the SEC on November 13, 2001 and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

          (a) - (b) Northrop Grumman has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns approximately 26,241,019 shares of Newport News (representing approximately 80.7% of the shares outstanding as of November 29, 2001).

          Except as set forth in this Item 5, neither Northrop Grumman, nor any other person controlling Northrop Grumman nor, to the best knowledge of Northrop Grumman, any persons named in Schedule I to the Schedule 13D beneficially owns any shares.

          Northrop Grumman has sole power to vote and dispose of 26,241,019 shares.

          (c) To the knowledge of Northrop Grumman, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

          (d) To the knowledge of Northrop Grumman, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Newport News.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Except as provided in the Merger Agreement and the exhibits thereto, or as set forth in other Items of this Statement (which Items are incorporated hereby by reference), to the knowledge of Northrop Grumman there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Newport News, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.

          Exhibit 1 -- Agreement and Plan of Merger dated as of November 7,
                       2001, among Northrop Grumman Corporation, Newport News Shipbuilding Inc. and Purchaser Corp. I filed as
                       Annex C to Form S-4 Registration Statement No. 333-61506 filed with the SEC on November 13, 2001 and incorporated herein by reference.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 11, 2001

                                   Northrop Grumman Corporation


                                   By:  /s/ John H. Mullan
                                        ----------------------------------
                                    Name:  John H. Mullan
                                    Title: Corporate Vice President and
                                           Secretary

                                   SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                          NORTHROP GRUMMAN CORPORATION

          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Northrop Grumman Corporation is set forth below. Each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is Northrop Grumman Corporation, 1840 Century Park East, Los Angeles, California 90067.

Name and Business                 Present Principal Occupation or Employment
-----------------                 ------------------------------------------

Directors
---------

John T. Chain, Jr.           General, United States Air Force (Ret.) and
                             Chairman of the Board, Thomas Group, Inc.

Lewis W. Coleman             President, Gordon and Betty Moore Foundation.

Vic Fazio                    Senior Partner, Clark & Weinstock.

Phillip Frost                Chairman of the board of directors and
                             Chief Executive Officer of IVAX Corporation.

Kent Kresa                   Chairman of the board of directors and
                             Chief Executive Officer of Northrop Grumman.

Charles R. Larson            Admiral, United States Navy (Ret.).

Jay H. Nussbaum              Executive Vice President of Oracle Services
                             Industries, a subsidiary of Oracle Corporation.

Aulana L Peters              Retired partner of Gibson, Dunn & Crutcher.

John Brooks Slaughter        President and Chief Executive Officer, The
                             National Action Council for Minorities in
                             Engineering, Inc.

Ronald D. Sugar              President and Chief Operating Officer of
                             Northrop Grumman.

Executive Officers
------------------

Herbert W. Anderson          Corporate Vice President, President and
                             Chief Executive Officer of Northrop Grumman
                             Information Technology.

Frank G. Brandenberg         Corporate Vice President and President of
                             Northrop Grumman's Component Technologies sector.

Ralph D. Crosby              Corporate Vice President and President,
                             Northrop Grumman Integrated Systems.

Phillip A. Dur               Corporate Vice President and President,
                             Northrop Grumman Ship Systems.

J. Michael Hateley           Corporate Vice President and Chief Human
                             Resources and Administrative Officer for
                             Northrop Grumman.

Robert W. Helm               Corporate Vice President, Government Relations
                             of Northrop Grumman.

Robert P. Iorizzo            Corporate Vice President and President of
                             Northrop Grumman's Electronic Systems sector.

Kent Kresa                   Chairman and Chief Executive Officer of
                             Northrop Grumman.

John H. Mullan               Corporate Vice President and Secretary of
                             Northrop Grumman.

Albert F. Myers              Corporate Vice President and Treasurer of
                             Northrop Grumman.

Roseanne P. O'Brien          Corporate Vice President, Communications of
                             Northrop Grumman.

Thomas C. Schievelbein       Corporate Vice President and President,
                             Newport News sector.

W. Burks Terry               Corporate Vice President and General Counsel
                             of Northrop Grumman.

Richard B. Waugh, Jr.        Corporate Vice President and Chief Financial
                             Officer of Northrop Grumman.

Sandra J. Wright             Corporate Vice President and Controller of
                             Northrop Grumman.